UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

Simon Brown

Chief Operating Officer

Lion Capital LLP

21 Grosvenor Place

London, SW1X 7HF

44-20-7201-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25401G106	Page 2 of 7 Pages

1.	Names of Reporting Persons. Lion Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,624,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,624,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,624,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6% (1)
14.	Type of Reporting Person: PN

(1)	Based on a total of 33,686,599 Shares outstanding as of March 24, 2021, based on the Company’s Preliminary Prospectus filed on March 26, 2021.

SCHEDULE 13D

CUSIP No. 25401G106	Page 3 of 7 Pages

1.	Names of Reporting Persons. Lyndon Lea
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,624,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,624,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,624,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6% (1)
14.	Type of Reporting Person: IN

(1)	Based on a total of 33,686,599 Shares outstanding as of March 24, 2021, based on the Company’s Preliminary Prospectus filed on March 26, 2021.

SCHEDULE 13D

CUSIP No. 25401G106	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to the Common Stock, $0.0001 par value per share (the “Shares”), of Digital Media Solutions, Inc. (the “Company”), whose principal executive offices are located at 4800 140th Avenue N., Suite 101, Clearwater, FL 33762.

Item 2.	Identity and Background

(a-c, f) This Statement is filed jointly by the following persons (collectively, the “Reporting Persons”):

(i) Lion Capital LLP (the “Manager”), a United Kingdom limited liability partnership; and

(ii) Lyndon Lea, a citizen of the United Kingdom.

The address of the principal business office of each of the Reporting Persons is 21 Grosvenor Place, London, SW1X 7HF. The Manager is a British private equity firm specializing in investments in the consumer sector. Lyndon Lea is the founder and managing partner of the Manager.

The Shares reported herein are directly owned by Lion Capital Fund IV, L.P., Lion Capital Fund IV-A, L.P., Lion Capital Fund IV (USD), L.P., Lion Capital Fund IV-A (USD), L.P., Lion Capital Fund IV SBS, L.P., and Lion Capital Fund IV SBS (USD), L.P. (collectively, the “Funds”). The Manager is the owner of Lion Capital IV GP Limited, which is the General Partner of each of the Funds. The Manager is controlled by Lyndon Lea.

On March 24, 2021, Lion Capital (Guernsey) Bridgeco Limited transferred 5,624,282 shares of Common Stock to the Funds in a private transaction.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 15, 2020, the Funds acquired 2,000,000 shares of Common Stock at a price (excluding interest) of $9.36 per Share. On March 24, 2021, the Funds acquired 5,624,282 shares of Common Stock at a price (excluding interest) of approximately $9.49 per Share. Other than reported herein, the Reporting Persons have not made any purchases of Shares since the filing of their most recent Schedule 13G, filed with the Securities and Exchange Commission on February 16, 2021.

SCHEDULE 13D

CUSIP No. 25401G106	Page 5 of 7 Pages

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional securities of the Company or dispose of any or all of its securities of the Company (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Company, the price and availability of the Company’s securities, the Company’s business and the Company’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder of the Company, may engage in communications with one or more other shareholders or other securityholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Company, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Funds hold an aggregate of 7,624,282 shares of Common Stock, representing 22.6% of the Issuer’s Common Stock, based on a total of 33,686,599 Shares outstanding as of March 24, 2021, based on the Company’s Preliminary Prospectus filed on March 26, 2021.

SCHEDULE 13D

CUSIP No. 25401G106	Page 6 of 7 Pages

(b) For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as described herein, there have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.

(d) Except as otherwise set forth in this Schedule 13D, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, securities covered by this Schedule 13D.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lion Capital LLP

By:	/s/ Simon Brown
Name: Simon Brown
Title:	Chief Operating Officer

Lyndon Lea

/s/ Lyndon Lea

April 5, 2021